KALLO, INC.

15 Allstate Parkway
Suite 600
Markham, Ontario
Canada L3R 5B4
TEL: (416) 316-9997

July 19, 2013

Corporate Finance
Office of Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


RE: Kallo Inc.
Form S-1 Registration Statement
File No. 333-184572

Dear Sir or Madam:

This is a request for a waiver of the audit requirement of the inception to date amounts for Kallo Inc. (the "Company").

In connection the Company's Form S-1 registration statement, we received a comment from Mr. Mara Ransom, Assistant Director, which states:

"Please file the audit report of the predecessor auditor referred to in the report of your current auditor. Please note that if your predecessor auditor(s) refers to the report of other predecessor auditor(s), the report(s) of the other predecessor auditor(s) should also be filed as well as the consent(s) required by Item (b)(23). If it is impracticable to obtain the necessary audit reports and consents, you may request a waiver from CF-OCA of the audit requirement of the inception to date amounts. If a waiver of the audit requirement is obtained, the amounts from inception should be labeled as unaudited. Please refer to Auditing Standards Codification AU Section 508. Please note that this comment also applies to the amendment to Form 10-K filed June 28, 2013."

Since inception, the following auditors have audited the Company's financial statements:

Kempisty & Company	Inception - October 21, 2009
Malone Bailey LLP	October 21, 2009 - February 28, 2011
Collins Barrow Toronto LLP	February 28, 2011 - February 6, 2012
Schwartz, Levitsky Feldman LLP	February 10, 2012 - Current

Since the Company is a developmental stage company, we have been advised that it must provide not only our auditors' reports since inception, but consents as well. Unfortunately, Kempisty & Company is no longer in operation and is no longer a member of the Public Company Accounting Oversight Board (PCAOB). As such it is impossible to obtain a consent from Kempisty & Company for inclusion in the Company's Form S-1 registration statement. Further, as a result thereof, to re-audit the Company's financial statements since inception would work and undue hardship and expense upon the Company.



RE: Kallo Inc.
         Form S-1 Registration Statement
         File No. 333-184572
Page 2

Accordingly, Kallo Inc. requests that you waive the audit requirement since inception for the Company. The amounts since inception will then be reflected as "unaudited".

Yours truly,

Kallo, Inc.



BY: _____
       Vince Leitao, President

PROVINCE OF ONTARIO   )
)   SS.
_____   )

I, Vince Leitao, being first duly sworn upon my oath, deposes and state: I am the president and a member of the board of directors of Kallo, Inc. I have read the above and foregoing letter and that the contents therein are true, correct, and accurate.

Dated: July 19, 2013.



_____
Vince Leitao

I, _____Jason Huang_____, do hereby certify that on the 19th day of July, 2013, personally appeared before me, a Notary Public in and for the Province of Ontario, Canada, Vince Leitao, a person known to me to be the president and a member of the board of directors of Kallo, Inc., a Nevada corporation, who subscribed his name to the above and foregoing letter and affirmed to me that the matters contained therein are true, correct, and accurate.

SUBSCRIBED AND SWORN TO before me on this 19th day of July, 2013.



_____
Notary Public in and for the Province of Ontario, Canada

JASON HUANG
BARRISTER & SOLICITOR

My Commission Expires:

_____N/A._____

(Seal)